                                                                    Exhibit 99.8

                      IN THE UNITED STATES DISTRICT COURT
                           NORTHERN DISTRICT OF OHIO
                               EASTERN DIVISION


THE SHERWIN-WILLIAMS COMPANY, 101        )
Prospect Avenue, Cleveland, Ohio 44115,  )     Case No. 1:95 CV 1017
                                         )             -------------
                       Plaintiff,        )     Judge Matia
                                         )           -----
             - against -                 )
                                         )     COMPLAINT FOR
IMPERIAL CHEMICAL INDUSTRIES PLC, 9      )     PRELIMINARY AND
Millbank, London SWlp 3JF, England;      )     PERMANENT
GDEN CORPORATION, 645 5th Avenue,        )     INJUNCTIVE RELIEF
New York, New York 10022; and GROW       )     -----------------
GROUP, INC., 200 Park Avenue,            )
New York, New York 10166,                )
                                         )
                       Defendants.       )



          Plaintiff, The Sherwin-Williams Company ("Sherwin-Williams") by and through its undersigned attorneys, states as follows:

                              NATURE OF THE ACTION
                              --------------------

          1. Sherwin-Williams brings this action against defendants Imperial Chemical Industries, PLC ("ICI") and its indirect wholly owned subsidiary GDEN Corporation ("GDEN") to enjoin their coercive, materially misleading tender offer (the "ICI Tender Offer") to acquire all of the common stock of defendant Grow Group, Inc. ("Grow").

          2. Grow is a publicly held New York corporation with over 3,650 shareholders. Grow's stock is listed and publicly traded on the New York Stock Exchange.

          3. Sherwin-Williams is a substantial shareholder in Grow as the beneficial owner of 700,000 shares of Grow Common Stock.

          4. On May 4, 1995, ICI announced a tender offer to purchase all of the outstanding shares of common stock of Grow at $18.10 per share (the "ICI Tender Offer")

          5. Beginning in February, 1995, Sherwin-Williams made numerous attempts to obtain non-public information in order to pursue an acquisition of Grow. After repeatedly stalling, Grow finally advised Sherwin-Williams that Sherwin-Williams was to be excluded from the bidding process Grow purportedly was conducting. Even after being rebuffed, Sherwin-Williams continued to express its strong interest in pursuing a transaction with Grow.

          6. As late as April 28, 1995, Sherwin-Williams wrote to Grow confirming its desire to obtain information and pursue an acquisition of Grow and urging that Grow not enter into an agreement with a third party, especially not one containing so-called "no-shop" or "lock-up" provisions.

          7. Grow never even responded to the April 28 letter. Instead, on April 30, 1995, Grow, ICI and GDEN entered into that agreement Sherwin-Williams had previously cautioned against -- a merger agreement containing no-shop, break-up fee and other provisions which seek to lock up Grow for ICI alone.

          8. The ICI Tender Offer is made pursuant to that merger agreement, with the contemplation that it will be promptly followed by a second-stage, cash-out merger in which Grow's non-tendering shareholders would receive the same, $18.10 per share price paid in that tender offer.

          9. In response to this outrageous series of events, Sherwin-Williams today has commenced a competing tender offer to purchase all of Grow's outstanding stock at a single price of $19.50 per share -- a price which substantially exceeds the $18.10 price offered by ICI.

          10. Sherwin-Williams stands ready, willing and able to offer Grow's public shareholders more money than ICI is offering them for their shares. Sherwin-Williams and Grow's public shareholders will suffer irreparable harm for which there is no adequate remedy at law, however, if defendants are permitted to effectuate their "sweetheart deal" to acquire Grow through their fraudulent tender offer documents because, among other things:

               (a) Defendants' false and misleading tender offer documents are depriving Grow's shareholders of the information they need fairly to consider the merits of ICI's and Sherwin Williams' competing tender offers, thereby inducing Grow's shareholders into making uninformed investment decisions without the full and fair disclosure to which they are entitled under the Securities Exchange Act of 1934 (the "Exchange Act"); and

               (b) Defendants' false and misleading tender offer documents are creating confusion in the market place, thereby depriving Sherwin-Williams of the opportunity to acquire Grow, a unique business asset.

          8. The purpose of this action is to seek injunctive and other relief against ICI's materially misleading tender offer and thereby level the playing field so that the public shareholders of Grow can fairly evaluate the competing tender offers and thereby receive the best price available for their shares.

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                            Jurisdiction and Venue
                            ----------------------

          9. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. (S) 78(aa), and 28 U.S.C. (S)(S) 1331.

          10. Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. (S) 78(aa), and 28 U.S.C. (S) 1391. The principal offices of Sherwin-Williams are in this District. ICI directly or indirectly transacts business in this District, and Grow also transacts business in this District.

                                  The Parties
                                  -----------

          11. Plaintiff Sherwin-Williams is an Ohio corporation with its principal place of business at 101 Prospect Avenue, Cleveland, Ohio 44115. Sherwin-Williams is one of the nation's largest manufacturers of paints and coatings, with more than $3 billion in revenues. It is also the beneficial owner of 700,000 shares of Grow.

          12. Defendant ICI is a corporation organized under the laws of England with its principal place of business at 9 Millbank, London, SWlp 3JF, England.

          13. Defendant GDEN Corporation is a New York corporation. It is an indirect wholly owned special purpose subsidiary of ICI which was formed for the purpose of facilitating ICI's acquisition of Grow. It is located at 645 5th Avenue, New York, New York 10022.

          14. Defendant Grow is a New York corporation with its principal executive offices at 200 Park Avenue, New York, New York 10166. Grow's common stock is registered pursuant to Section 12 of the Exchange Act, 15 U.S.C. (S) 781, and is listed on the

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New York Stock Exchange.  There are approximately 16.1 million Grow shares outstanding. Grow manufactures specialty chemical coatings and paints and household products.

          15. Corimon Corporation ("Corimon"), which is not a party this action, is a Delaware corporation and a wholly owned subsidiary of Corimon, S.A.C.A.. Corimon, S.A.C.A. is a corporation organized under the laws of Venezuela, with its principal place of business in Caracas, Venezuela. According to Grow's Proxy Statement, dated September 26, 1994, Corimon is the beneficial owner of 4,025,341 shares of Grow, or approximately 25 per cent of Grow's outstanding common stock.

                            BACKGROUND OF THE ACTION
                            ------------------------

Events Leading to the ICI Merger Agreement
- ------------------------------------------

          16. As early as November, 1994, Grow's chairman and CEO, Russell Banks, decided to sell Grow, and contacted ICI. Banks and Grow's management decided early on that they were interested only in a deal with ICI, a large British conglomerate. In January 1995, Grow announced that it had retained Wertheim Schroder & Co. ("Wertheim Schroder"), an investment bank, to explore ways to increase stockholder value.

          17. In February, 1995, Sherwin-Williams contacted Grow and Wertheim Schroder to discuss the possibility of Sherwin-Williams making an offer to acquire Grow. Sherwin-Williams repeatedly attempted to express its serious interest in acquiring Grow. Sherwin-Williams also repeatedly requested access to information from Grow, including sales projections and earnings forecasts, that would enable Sherwin-Williams to present its best possible proposal. In each instance, Grow delayed responding to Sherwin-Williams, often ignoring Sherwin-Williams' phone calls and other attempts to initiate negotiations altogether.

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          18.  On March 17, 1995, Sherwin-Williams offered to enter into a confidentiality agreement with Grow in order to obtain the information about Grow necessary for Sherwin-Williams to formulate its best possible proposal. After repeated delays on Grow's part to finalize that agreement, on March 31, 1995, Sherwin-Williams sent Grow a copy of the confidentiality agreement which had been executed by Sherwin-Williams. However, Grow never executed that agreement and it was subsequently rescinded on April 17, 1995.

          19. By late March 1995, Grow's availability for sale, and SherwinWilliams' interest, in particular, were common knowledge. On March 29, 1995, for example, financial analyst Dan Dorfman reported on the CNBC television news segment "The Dorfman Report" that "at least three companies" -- Imperial Chemical Industries PLC, Sherwin-Williams, and Pratt & Lambert United Inc. -- were discussing the prospects of buying Grow. Sherwin-Williams and its advisors continued to make their interest in acquiring Grow for cash known to Grow and
                                                   --- ----
its advisors.

          20. On April 17, 1995, Grow informed Sherwin-Williams that Sherwin-Williams would be excluded from the bidding process for Grow. In response, Sherwin-Williams revoked its offer to enter into a confidentiality agreement with Grow. Sherwin-Williams' financial advisors still continued to express to
                                                -----
Grow Sherwin-Williams' ongoing serious interest in pursuing a transaction with Grow.

          21. On April 28, 1995, Grow publicly announced that it was in talks with an unidentified party who would buy 100% of Grow's stock for $18.10 per share in cash. According to Grow, the buyer had "substantially completed" its due diligence review.

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          22.  Later that same day, April 28, Sherwin-Williams sent a letter to
Russell Banks, President and Chief Executive Officer of Grow, by facsimile, overnight and hand delivery. The letter stated, among other things, that Sherwin-Williams was "troubled to learn from the [Grow] press release issued today that [Grow was] in the process of negotiating a sale of [Grow] to another party." Sherwin-Williams expressed "concern" that despite [Sherwin-Williams'] repeated indications of serious interest in a transaction with [Grow], [Grow] . . . decided to negotiate a definitive agreement with another bidder without giving [Sherwin-Williams] access to the information that would allow [Sherwin-Williams] to present [its] best possible proposal." After recounting the recent efforts by Sherwin-Williams to pursue a transaction with Grow, the letter stated:

               Given [Sherwin-Williams'] financial strength, financing will not represent any impediment to the consummation of a transaction on an all-cash basis. . . .

               [Sherwin-Williams] urge[s] you not to enter into or to agree to any merger or other significant transaction or agreement, or to take any additional defensive measures (including "no shop," break-up fee or similar arrangements) or other actions, that would adversely affect the ability of your stockholders to receive the maximum value for their shares.

          23. The letter concluded by repeating Sherwin-Williams' desire to obtain immediate access to the information which Grow had refused to provide to Sherwin-Williams, and stated that Sherwin-Williams was "prepared to enter into immediate discussions with you and your directors, management and advisors about a transaction with Sherwin-Williams." The letter left the names and business and home telephone numbers where Sherwin-Williams senior executives could be reached. Copies of the letter were sent to Grow's General Counsel, to Wertheim Schroder, to Grow's outside legal counsel, and to each member of

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Grow's Board of Directors.  Neither Grow, its Board of Directors nor any of its
advisors ever responded to Sherwin-Williams' April 28 letter.

          24. Instead, despite Sherwin-Williams' strong indication of interest in pursuing a transaction that would provide Grow's public shareholders greater value than the $18.10 price being negotiated with ICI, on Monday, May 1, 1995, Grow and ICI announced that they and GDEN had entered into a merger agreement pursuant to which ICI would offer to purchase all of the outstanding shares of Grow for $18.10 per share. They also announced that ICI and Corimon had entered into an Option Agreement, with the consent of Grow, pursuant to which ICI was granted an irrevocable option to purchase Corimon's 25% interest in Grow for $17.50 per share. The average price per share to be paid by ICI for Grow was thus $17.95. The press release announcing the proposed Merger contained no mention of the Sherwin-Williams letter or Sherwin-Williams' repeated expressions of interest in acquiring Grow.

          25. The Merger Agreement and the Option Agreement contain a number of provisions plainly designed to "lock up" the transaction for ICI.

          26. Under the Merger Agreement, dated April 30, 1995, Grow is to be merged into ICI's subsidiary, GDEN. Grow and ICI agreed that as soon as practicable ICI would commence a tender offer pursuant to which ICI will offer to pay Grow stockholders $18.10 in cash for each of their shares of common stock. The Merger Agreement

               (c) obligates Grow to take a series of actions to neutralize the various "shark repellant" provisions applicable to Grow through its charter, its by-laws and by statute. Specifically, the ICI Merger Agreement requires Grow to amend its "poison pill" to allow the merger to proceed;

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               (d) requires Grow to use its best efforts to secure stockholder approval for the Merger Agreement;

               (e) purports to reflect the Grow Board of Director approvals required under the New York Takeover Statute (Section 912 of the New York Business Corporation Law) and under Section 11 of Grow's Certificate of Incorporation; and

               (f) provides that upon completion of ICI's tender offer ICI's representatives will become a majority of Grow's Board of Directors. (Absent this last provision, Grow's staggered Board and other Charter and By-law provisions could prevent ICI from gaining control of the Board, and thereby could prevent ICI from completing its crucial second-stage, "cash-out" merger.)

          27. The Merger Agreement contains a "no-shop" provision, Section 6.04, which prohibits Grow and the director defendants from (i) taking any action to solicit, initiate, or encourage a competing bid for Grow, or (ii) subject to the Grow Board of Directors' fiduciary duties as advised by counsel, engaging in any negotiations with a competing bidder or providing any prospective bidder with any non-public information about Grow or with access to Grow's books, records or properties.

          28. Section 11.04 of the Merger Agreement requires Grow to pay ICI an $8 million fee (the "Break-Up Fee") if Grow is acquired by any competing bidder. This $8 million Break-Up Fee is payable, among other circumstances, if (i) Grow agrees to be acquired by an entity other than ICI, (ii) the Grow Board withdraws or materially modifies its recommendation of the ICI Tender Offer or the Merger Agreement to stockholders, or (iii) any person or group (other than Corimon) acquires more than 25% of Grow's common stock. Astonishingly, the Break-Up Fee purportedly is payable irrespective of ICI's conduct --including if ICI defaults in its obligations under the Merger Agreement or simply walks away from the transaction, so long as one of the three triggering events described above occurs. If

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ICI's bid fails for any reason, and Grow is ever acquired by any other entity at any time, ICI is purportedly entitled under the express terms of the Merger Agreement to receive the $8 million Break-Up Fee.

          29. The Option Agreement, which is also dated April 30, 1995, provides that Corimon irrevocably grants to ICI an option (the "Lock-Up Option") to purchase the 4,025,841 Corimon Shares, constituting approximately 25% of Grow's outstanding common stock, for $17.50 per share (the "Option Price"). ICI may exercise the Lock-Up Option provided (i) it accepts for payment all shares of Grow that have been validly tendered and not withdrawn pursuant to ICI's tender offer, and (ii) the number of shares accepted for payment by ICI, together with the Corimon Shares, constitutes over 50% of the outstanding shares of Grow.

          30. The Lock-Up Option effectively "locks up" the Corimon Shares for ICI. The Lock-Up Option prohibits Corimon from selling the Corimon Shares to any bidder other than ICI for less than the price per share in the competing bidder's offer. ICI thus obtains an exclusive $.60 per share price advantage in acquiring 25% of Grow's stock from Corimon.

          31. Further, under the Option Agreement ICI may compel Corimon to tender the Corimon Shares into ICI's tender offer (in which event, Corimon must kick back $.60 per share to ICI to preserve ICI's discriminatory discount) and ICI may prohibit Corimon from subsequently withdrawing such tendered shares until the Option expires, thereby effectively preventing a competing bidder from acquiring Corimon's shares in Grow.

          32. ICI and Corimon agreed or reached an arrangement or understanding, at least orally, to enter into the Lock-Up Option before Grow's Board of Directors approved the

Merger Agreement or the Lock-Up Option. Thus, at the time Grow's Board of Directors approved the ICI Merger and the Lock-Up Option, ICI was already the "beneficial owner" of more than 20% of Grow's stock within the meaning of
Section 912 of the New York Business Corporation Law and Section 11 of Grow's Certificate of Incorporation.

          33. The Break-Up Fee, the Lock-Up Option and the provisions of the Merger Agreement which provide for neutralizing the shark repellents for the ICI merger (collectively, the "Lockups") are designed to block competing bids for Grow by dramatically tilting the playing field in ICI's favor. Regardless of how they are exercised, the Lockups would impose a massive economic burden upon any competing offer, by having Grow give away $8 million plus forcing a competing bidder to pay at least an additional $2.4 million more than ICI to acquire Corimon's 25% interest in Grow -- if it can acquire Corimon's Grow shares at all. If Grow is acquired by anyone other than ICI, the cost of these Lockups is borne by that acquirer.

          34. Grow's motive in agreeing to the Lockups is to entrench and enrich Grow's management in their current positions as executives of Grow. Grow's management has apparently concluded that ICI is the company most likely to permit current management's continuance in office.

          35. The Lockups are unlawful because they were entered into in breach of the fiduciary duties owed by Grow's directors to Grow's stockholders. The Lockups cannot be justified as needed to induce a bidder to make an offer for Grow or to secure an enhanced price in an ongoing bidding contest. Nor can they be said to impose only a scant burden on other bidders when, in fact, the burden is substantial.

          36. Grow entered into the Lockups (a) despite knowing that potential acquirers other than ICI (including Sherwin-Williams) were interested in making offers to acquire Grow; (b) after refusing to obtain indications whether such alternative buyers would offer terms more attractive to Grow's stockholders than ICI's offer; (c) without being under any necessity to agree to the Lockups to induce ICI to agree to acquire Grow; and (d) despite knowing that ICI's proposed all-cash transaction would eliminate the ability of the Grow shareholders to receive a premium for their shares of stock. No reasonable basis existed for a Grow director to conclude that the Lockups would achieve for Grow's stockholders the highest price for their Grow shares.

          37. To the contrary, the very structure of the Lockups makes clear that they encourage just the opposite: the Lockups (a) punish higher competing bids; (b) they actually reward ICI for having made a lowball bid; and (c) deter competing bidders from making a superior bid.

                            ICI's OFFER TO PURCHASE
                            -----------------------

          38. On May 4, 1995, ICI commenced its tender offer (the "ICI Tender Offer") for Grow by filing its Tender Offer Statement on Schedule 14D-1 with the SEC and mailing its Offer to Purchase (the "ICI Offer to Purchase") to Grow's stockholders. The Offer to Purchase, which is the principal document setting forth the terms and conditions of the ICI Tender Offer, was filed as an exhibit to the ICI 14D-1. To further insure that Grow's shareholders not be given the opportunity to take advantage of Sherwin-Williams' superior offer, ICI intentionally omitted or misrepresented numerous material facts in its Offer to Purchase.

          39. ICI was aware that the terms of the Merger Agreement it had concocted together with Grow were fundamentally flawed and improper -- if not outright illegal -- and ICI took steps to conceal from Grow's stockholders the true implications of those flaws and improprieties in ICI's Offer to Purchase.

Misrepresentations Concerning the Break-Up Fee
- ----------------------------------------------

          40. The Offer to Purchase materially misrepresents preconditions to payment by Grow of a Break-Up Fee to ICI pursuant to the Merger Agreement.

          41. The Offer to Purchase falsely describes the break up fee as follows:

          Fees and Expenses.  Pursuant to the Merger Agreement, in the event
                                                                ------------
          that the Merger Agreement is terminated as a result of the occurrence
          ---------------------------------------
          of any of the events described in clause (d) under the "Termination" above, [Grow] shall pay [ICI] in respect of its expenses an amount in immediately available funds equal to $8,000,000 promptly, but in no event later than two business days, after the occurrence of such event.

          Except as described in the preceding paragraph, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. (ICI Offer to Purchase at 22-23, emphasis added.)

          42. Section 11.04 of the Merger Agreement, however, actually provides that:

          (B) [Grow] agrees to pay [ICI] in respect of its expenses an amount in immediate available funds equal to $8,000,000 promptly, but in no event later than two business days, after the occurrence of any of the events set forth below (a "Trigger Event"):

                (i) [Grow] shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principal with respect to any Acquisition Proposal other than the transaction contemplated by this Agreement;

               (ii) The Board of Directors of [Grow] shall have withdrawn or materially modified its approval or recommendation of the Offer or this Agreement other than as a result [ICI's] breach of this Agreement; or

               (iii) Any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than [ICI] or any of its Affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 25% of any class or series of capital stock of [Grow] (including the Shares), or shall have acquired, directly or indirectly, at least 25% of the assets of [Grow] other than acquisitions of securities for bona fide arbitrage purposes only and other than Corimon or its affiliates; or Corimon and its affiliates shall beneficially own more than 28% of the Shares. (Merger Agreement (S) 11.04.)

          43. Section 10.1 of the ICI Merger Agreement provides for seven different ways in which the ICI Merger Agreement can be terminated. They include among others a default by ICI or GDEN under the Merger Agreement and a failure to consummate ICI Tender Offer by a specified "drop-dead" date (August 31, 1995, subject to extension in limited circumstances to October 31, 1995).

          44.  Section 10.02 of the ICI Merger Agreement provides:

               "If this is terminated pursuant to Section 10.01, this Agreement shall become null and void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Section 11.04. . . . shall survive the termination hereof."  (Merger Agreement (S)10.02.)

          In other words, the Break-Up Fee provision contained in Section 11.04 survives any termination of the ICI Merger Agreement, for any reason.
         ---                                              ---

          45. ICI's fraudulent omission of these material facts concerning the breakup fee provisions in the Merger Agreement conceal the plainly unreasonable character of the breakup fee as negotiated and agreed to by ICI and Grow.

Misrepresentations Concerning the Corimon Lock Up
- -------------------------------------------------

          46. The Offer to Purchase also fails to disclose that ICI entered into and Grow consented to the Lock Up Option, despite the fact that it violates Rules 14d-7 and 14d-10 under the Williams Act as a matter of law.

          47. Section 2.1 of the Lock Up Option provides that "if it is directed to do so by [ICI], [Corimon] will. . . properly tender. . . the shares into the [ICI Tender] Offer and, so long as the [Lock-up] Option is outstanding, not withdraw such Shares. . . ."

          48. The Offer to Purchase fails to disclose that Section 2.1, precluding Corimon from withdrawing the Corimon Shares if tendered, plainly contravenes Securities Exchange Act Rule 14d-7, promulgated by the SEC. Rule 14d-7 provides that "any person who has deposited securities pursuant to a tender offer has the right to withdraw any such securities during the period such offer, request or invitation remains open."

          49. Section 2.1 also provides that "if the [Corimon] Shares are purchased pursuant to the [ICI Tender] Offer, [Corimon] will pay. . . to [ICI] a fee in cash equal to $.60" per share. In other words, if ICI elects to lock up Corimon's Grow shares by requiring Corimon to tender into the ICI Tender Offer, Corimon will be required to kickback $.60 per share to ICI, thereby preserving ICI's discriminatory discount.

          50. The ICI Offer to Purchase nowhere discloses that this kick-back provision violates Securities Exchange Act Rule 14d-10, promulgated by the SEC, the "allholders rule." Rule 14d-10 requires that "the consideration paid to any security holder pursuant to the tender offer is the highest consideration paid to any other security holder during such tender offer."

          51. Thus, the ICI Offer to Purchase fails to disclose the illegality of two provisions of the Lock-up Option under the Williams Act, and the participation by the defendants in that illegality.

Misrepresentations Concerning ICI's
Obligation to Complete its Merger with Grow
- -------------------------------------------

          52. The Offer to Purchase also fails to explain the implications of ICI's right to waive the "Minimum Condition." This provision conditions the ICI Tender Offer on ICI receiving tenders of the two-thirds of the outstanding shares of Grow which are needed to approve a merger under New York law.

          53. The Offer to Purchase repeatedly states that the ICI Tender Offer is conditioned upon the valid tender, without withdrawal, of a sufficient number of shares such that, together with the locked-up Corimon Shares, ICI would have at least two-thirds of the outstanding shares of Grow (the "Minimum Condition"). The Offer to Purchase also discloses (although with rather less prominence) that ICI may waive the Minimum Condition if, together with the Corimon Shares, ICI would have more than 50 percent of the outstanding Grow Shares.

          54.  What the Offer to Purchase does not disclose is that ICI has the
                                               ---
right to modify the Minimum Condition to a bare majority of Grow shares. This means that there is a substantial possibility that a second-stage, cash-out merger of Grow and GDEN will not occur. This would mean that Grow's non-tendering public shareholders, instead of receiving the merger consideration, would continue to own stock of Grow. Not only is this possibility not even alluded to in the Offer to Purchase, but no disclosure whatsoever is made of what ICI would do to or with the remaining public stockholders. If ICI might seek to buy out the remaining shareholders at a higher price, that is surely material. if ICI might seek to dilute the remaining shareholders by causing Grow to issue ICI additional Grow shares, and then vote through a cash-out merger at a price below the tender price, that also is material.

          55. This material omission conceals ICI and Grow's flagrant disregard for the effect that the ICI Tender Offer could have upon Grow's shareholders.

Misrepresentations Concerning ICI's
Ability to Consummate a Merger with Grow
- ----------------------------------------

          56. The Offer to Purchase also misrepresents ICI's ability to complete its second-stage, cash-out merger with Grow promptly after completion of its tender offer, as provided in the ICI Merger Agreement. In fact, ICI has failed to comply with the technical but nonetheless critically important provisions of New York Law which govern the merger, specifically, Section 912 of the New York Business Corporation Law (the "NYBCL"). Because of that failure, ICI is prohibited from completing its merger for five years.

          57.  The Offer to Purchase falsely states that:

               the provisions of Section 912 of [The NYBCL] have been satisfied with respect to the [ICI Tender] Offer and the Merger and such provisions will not delay the consummation of the merger. (ICI Offer to Purchase at 35.)

          58. Section 912 of the NYBCL prohibits an "interested shareholder" (i.e., the "beneficial owner" of 20% or more of the outstanding shares of a New
- -----
York corporation) from consummating a merger or other business combination with the corporation for five years following the date the person became an "interested shareholder," unless prior to that date the business combination or
                                 --------
the person's becoming an interested shareholder was approved by the directors of the corporation. The same statute provides that a person becomes a "beneficial owner" of any stock for this purpose when the person "has any agreement, arrangement or understanding . . . (whether or not in writing) . . . for the purpose of acquiring, holding . . . or disposing" of that stock with the owner of that stock. As explained below, the defendants' own SEC filings reveal that ICI had an agreement, arrangement or understanding with Corimon about acquiring Corimon's 25% block of Grow shares before Grow's Board gave the requisite approval.

          59. According to ICI's Offer to Purchase, on April 26, 1995, representatives of ICI:

               met in New York with Mr. Brosiat and Mr. Philippe Erard, President of Corimon Parent and a member of [Grow's] Board of Directors, to discuss a proposal by which Corimon Parent would agree to sell the Corimon Shares to [ICI] at a price of $17.50 per Share, such sale to be consummated immediately following the consummation of a tender offer for all the other Shares, provided that the Board of Directors of [Grow] waive certain provisions of a certain standstill agreement between [Grow] and Corimon Parent in order to permit such sale. (ICI Offer to Purchase at 16.)

          60. Thus, ICI and Corimon entered into an "agreement, arrangement or understanding" whereby Corimon would grant ICI an irrevocable option to purchase the Corimon Shares no later than April 26, 1995 -- at least four days before the
                                                                      ------
date that the Grow directors approved the ICI Merger and the Option Agreement, and in any event before the time the Grow directors approved the Option Agreement or the ICI Merger.

          61. As a result, and contrary to ICI's misrepresentations described above, NYBCL (S) 912 is triggered by the Corimon Option. Furthermore, contrary to ICI's misrepresentations, no merger of ICI or its affiliates with Grow is possible for five years.

          62. In addition, the Offer to Purchase misrepresents ICI's ability to complete a merger under the provisions of Grow's Certificate of Incorporation.

          63.  As disclosed in ICI's Offer to Purchase:

               Section 11(a) of [Grow's] Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of [Grow] shall be required to authorize: (1) any merger or consolidation of [Grow] or any of its subsidiaries with or into any other corporation; or (ii) any sale, lease, exchange or other disposition by [Grow] or any of its subsidiaries of assets constituting all or substantially all of the assets of [Grow] and its subsidiaries taken as a whole to or with any other corporation, person or other entity; if, in the case of (i) or (ii) above as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other corporation, person or entity is the "Beneficial Owner" (as defined), directly or indirectly of 10% or more of the outstanding shares of capital stock of [Grow] entitled to vote in the election of directors. (ICI Offer to Purchase at 30.)

          64. The Offer to Purchase also discloses that, pursuant to Section 11(c) of

Grow's Certificate of Incorporation:

               The foregoing 80% approval requirement does not apply to a transaction referred to in Section 11(a) [of Grow's Certificate of Incorporation] if the Board of Directors of [Grow] shall by resolution have approved in memorandum of understanding with such other corporation, person, or entity with respect to and substantially consistent with, such transaction prior to the time such other corporation, person, entity becomes the [beneficial] owner of 10% or more of the outstanding shares of capital stock of the company. . . . (ICI Offer to Purchase at 30.)

          65. The Offer to Purchase misleadingly asserts that "[a]s a result of the approval of [Grow's] Board of Directors [of the Merger Agreement on April 30, 1995], the 80% approval requirement set forth in Section 1 (a) will not apply to the [ICI] Merger."

          66. In fact, because, as set forth in paragraph 60, supra, ICI became the beneficial owner of Corimon's Grow shares at least by April 26, 1995 -- four days before the Board's approval of the Merger Agreement. As a result ICI beneficially owned 25% of Grow's shares prior to the Board's approval of the Merger Agreement, subjecting it to the provisions of Section 11(a).

          67. ICI's offer to Purchase fails to disclose the true effect of the ICI Tender Offer and Merger Agreement by concealing the fact that even if ICI Obtains the two-thirds of Grow's shares generally needed to complete a merger under New York law, it is possible that unless ICI acquires 80% of Grow's shares, ICI and its affiliates will be permanently prohibited from completing ICI's proposed merger with Grow.

                             GROW'S SCHEDULE 14D-9
                             ---------------------

          68. When a tender offer is commenced, the target company is required to file a response to the tender offer. This response is filed on Schedule 14D-
9. In response to the ICI Tender Offer, Grow filed and disseminated to its shareholders a Schedule 14D-9 recommending that grow's shareholders accept ICI's inadequate offer. Like ICI's Offer to Purchase, Grow's Schedule 14D-9 contains a number of material misstatements and omissions.

Misrepresentations Concerning the Board's Recommendation
- --------------------------------------------------------
          69.  The 14D-9 states that:

               The Board of Directors has unanimously determined that the consideration to be paid for each Share in the offer and the Merger is fair to the shareholders of the company and that the offer and the Merger are otherwise in the best interests of
               [Grow] and its shareholders. . . .    (14D-9 at 12.)

          70. This statement is false and misleading because Grow's 14D-9 impliedly represents that the Grow Board of Directors had an informed basis upon which to reach this conclusion. However, the Board plainly did not have such an informed basis. Indeed, Grow refused to negotiate with Sherwin-Williams and never even asked Sherwin-Williams whether it could or would in fact offer a better deal.

Misrepresentations Concerning Sherwin-Williams'
Serious Interest in Purchasing the Company
- --------------------------------------------------

          71. The 14D-9 also contains material misrepresentations and omissions concerning Sherwin-Williams' repeated indications of interest in negotiating and consummating an acquisition of Grow, and Grow's inadequate response thereto.

          72.  The 14D-9 states that:

               Following the issuance of [Grow's] press release on January 26, 1995, [Grow] and representatives of Wertheim Schroder engaged in discussions with several third parties to determine whether they had an interest in acquiring [Grow]. Certain of these third parties were furnished with confidential information. None of these contacts with parties other than [ICI] led to substantive negotiations. (14D-9 at 13).

          73. This statement is clearly false and misleading in that it fails to disclose, among others, the following material facts:

          (1) that Sherwin-Williams made repeated requests both directly and through Grow's financial advisors seeking an opportunity to negotiate a merger with Grow, and that those requests repeatedly were rejected or ignored by Grow;

          (2) that Sherwin-Williams sought to negotiate a confidentiality agreement with Grow to obtain access to Grow's non-public information so that Sherwin-Williams could make its best and highest offer to Grow's shareholders, and that Grow refused to sign any agreement with Sherwin-Williams;

          (3) that, on April 17, 1995, Grow informed Sherwin-Williams that Sherwin-Williams would be excluded from the bidding process for Grow and would not even be given an opportunity to present
               Sherwin-    Williams offer to Grow or its shareholders; and

          (4) that, but for Grow's outright refusal even to speak with representatives of Sherwin-Williams, Sherwin-Williams stood ready, willing and able to enter into substantive negotiations.

          74. The 14D-9 further states that the Grow Board of Directors disregarded

Sherwin-Williams' April 28 letter because "Sherwin-Williams' interest in pursuing a transaction with the Company was subject to due diligence and that such letter did not state that Sherwin-Williams was prepared to pay in excess of $18.10 per share." (14D-9 at 18.)

          75. The statement is materially misleading and incomplete because the only reason Sherwin-Williams had not performed due diligence was Grow's repeated
                                 ---
refusal to provide access to information. In this light, the stated excuse for not pursuing SherwinWilliams' letter is truly contrived and pathetic. Those limitations on the quality of the Grow Board approach are material and must be disclosed. The 14D-9 further fails to explain why neither Grow nor any of its representatives or advisors even so much as tried to contact Sherwin-Williams after receiving the April 28 letter to ascertain, for example, the amount of time that Sherwin-Williams would need to complete its due diligence or what price it was prepared to offer. Clearly, since those types of inquiries were such an obvious course of action for a responsible Board and were so easy to do, there must have been another, so-far unarticulated reason for the Grow Board's astonishing refusal to respond to the April 28 letter. Until that unarticulated reason is disclosed, Grow's disclosure is incomplete and misleading.

          76. These Statements also misleadingly imply that the April 28 Letter represented a late, conditional attempt by Sherwin-Williams to initiate negotiations on the eve of the Grow/ICI merger by failing to disclose the significant prior attempts by Sherwin-Williams to enter into negotiations with Grow.

Misrepresentations Concerning the Lock Up Option
- ------------------------------------------------

          77. The 14D-9 also misrepresents the nature of the Lock Up Option granted to ICI.

          78. The 14D-9 states that in a meeting on April 26, 1995, ICI's chief negotiator "stated that as part of any, transaction, [ICI] would expect to receive a 'lock-up' on" the Corimon Shares. The 14D-9 further states that representatives of Grow purportedly responded that Grow "was not prepared to consent to a 'lockup' of the Corimon Shares by ICI." (14D-9 at 14.)

          79. According to the 14D-9, on April 27 ICI increased its offer from $17.50 to $18.10 conditioned upon, inter alia a lock-up on the Corimon Shares.
                                   ----- ----
Grow again supposedly rejected any lock-up. ICI then purportedly offered to eliminate the lock-up in exchange for an increase in the size of the termination fee.

          80. While creating the misleading impression that Grow repeatedly rejected ICI's demand for a lock-up option, the 14D-9 fails to disclose that the final terms of the Corimon Option in fact grant to ICI the very lock-up it sought on the Corimon Shares, thereby contradicting the purported rationale for Grow's Board giving ICI such a large breakup fee.

          81. Although the 14D-9 describes ICI's repeated demands for a lock up option with respect to the Corimon Shares, and repeatedly states that "the Company was not prepared to consent to a 'lock up' of Corimon's share," nowhere does the 14D-9 disclose that the option ultimately granted to ICI was, in effect, a lock up because it permits ICI to require Corimon to tender its shares into the ICI Tender Offer and subsequently require that Corimon cannot thereafter withdraw its compulsorily-tendered shares. (See 14D-9 at 13-14.)
                                                       ---

          82.  Furthermore, the 14D-9 misleadingly states that:

               "[The] Corimon Option Agreement should not unduly discourage Sherwin-Williams or other third parties from making bona fide proposals subsequent to signing the Merger Agreement." (14D-9 at 18.)

               "Corimon would be free to sell its Shares to a competing bidder in the event that the Company's Board of Directors decided to accept an Acquisition Proposal from such competing bidder." (14D-9 at 19.)

          83. To the contrary, Section 2.1 of the Lock-up Option actually grants ICI the power at its sole discretion, to compel Corimon to tender its shares into the ICI Tender Offer at any time, without regard to the value of any other offer, and that once so tendered, Corimon loses the ability to withdraw those shares, effectively giving ICI the power to block any other offerors from acquiring 25% of Grow's stock.

          84. The representations in the 14D-9 are materially false and misleading insofar as they conceal the fact that, as structured, the purpose and effect of the Lock-Up Option is to ensure that ICI has the power to prevent any competing bidder -- including Sherwin-Williams -- from obtaining the Corimon Shares, which represent 25% of the outstanding shares of Grow.

                                   *   *   *

          85. ICI's Offer to Purchase and the 14D-9, together with Grow's press releases and other public statements, are intended to mislead Grow's shareholders into believing their best -- and only -- alternative is the ICI Tender Offer, when, in fact defendants knew that Sherwin-Williams was able and has been willing to consider offering Grow's shareholders substantially more.

          86. Defendants' materially false and misleading tender offer documents are simply one more part of their scheme to protect their favored transaction with ICI and prevent Grow's shareholders from being given complete information and thus the opportunity to test ICI's "sweetheart deal" in the open marketplace in a fair auction.

          87. Sherwin-Williams hereby reaffirms its readiness to meet with Grow representatives to discuss the terms of a merger.

                               IRREPARABLE INJURY
                               ------------------

          88. Defendants' unlawful conduct is causing irreparable harm to Sherwin-Williams, as well as Grow's public shareholders in that, among other things:
          (1) Defendants' false and misleading tender offer documents are depriving Grow's shareholders of the information they need fairly to consider the merits of ICI's and Sherwin-Williams' competing transactions, thereby inducing Grow's shareholders into making uninformed investment decisions without the full and fair disclosure to which they are entitled under the Exchange Act;

          (2) Defendants' false and misleading tender offer documents are creating confusion as to the merits of Sherwin-Williams competing Tender Offer, depriving Sherwin-Williams of the opportunity to acquire Grow, a unique business asset.

          89. Absent relief from this Court, ICI and Grow may succeed in causing a merger to be consummated that is less favorable to Grow's shareholders than the alternative transaction currently being offered by Sherwin-Williams. Defendants' unlawful conduct will induce Grow's shareholders and the investing public into making uniformed decisions regarding Grow stock without the benefit of fall and fair disclosure they are entitled to under the Exchange Act. Such actions irreparably harm Sherwin-Williams by impeding its efforts to acquire Grow.

          90. Absent relief from this Court, Sherwin-Williams will lose the opportunity to have its offer to Grow's shareholders considered fairly on its own merits. Sherwin-Williams will lose forever the opportunity to have its proposal fairly considered by the Grow stockholders and will lose the irreplaceable opportunity to create a new combined Sherwin-Williams/Grow entity with unique business strengths. Damages for these losses cannot readily be calculated and, in any event, could not compensate for the unique loss that would have been suffered by Sherwin-Williams.

                                CLAIM FOR RELIEF
                                ----------------

               [For Material Misrepresentations and Omissions in
                         Violation of Section 14(e) of
                    the Exchange Act and the SEC Regulations
                            Promulgated Thereunder]

          91. Sherwin-Williams repeats and reallege the allegations in paragraphs 1 through 90 of the Complaint as if fully set forth herein.

          92. Section 14(e) of the Exchange Act, 15 U.S.C. (S) 78n(e), provides that "it shall be unlawful for any person to make any untrue statement of material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer. . . . "

          93. As set forth above, ICI's and Grow's tender offer documents, press releases and statements to the public, contain numerous untrue statements of fact and omit to state facts necessary to render such statements, in the light of the circumstances in which they were made, not misleading. Each untrue statement and omission is material to Grow shareholders.

          94. Such material misrepresentations and omissions were made by ICI and Grow intentionally and with knowledge of their false and misleading character for the purpose of protecting ICI's favored transaction and defeating any superior offer by SherwinWilliams or any other competing bidder.

          95. Defendants' acts and conduct in connection with ICI's tender offer, including the untrue statements and misleading omissions set forth above, constitute fraudulent, deceptive or manipulative acts in connection with a tender offer, in violation of Section 14(e) of the Exchange Act.

          96. By reason of the foregoing, defendants have violated and are in violation of Section 14(e) of the Exchange Act, and the rules and regulations promulgated thereunder.

          97. A primary purpose of the Exchange Act and the SEC rules and regulations promulgated thereunder is to assure that stockholders are provided with complete and accurate information necessary to make an informed decision when faced with a tender offer. By virtue of defendants' Exchange Act violations, Grow's shareholders are being forced to make these critical decisions in a market wrongly distorted by defendants' false, misleading and incomplete statements with respect to ICI's Tender Offer for Grow's shares.

          98. Unless the injunctive relief sought in this action is granted, plaintiff and Grow's shareholders will be irreparably harmed in that defendants will attempt to acquire control of Grow without providing Grow's shareholders the information necessary to make informed decisions regarding the disposition of their shares.

          99. Absent the injunctive relief requested herein, Sherwin-Williams will forever lose the opportunity to acquire Grow. The harm flowing from such a result far outweighs the minimal harm, if any. to defendants from a short delay of the misleading ICI Tender Offer.

          100. In addition, the public interest favors granting the relief requested herein. Absent injunctive relief, the ICI's materially misleading Tender Offer may close as soon as June 1, 1995.

          101. Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands:

          (1) An order preliminarily and permanently enjoining defendant ICI, its respective officers, agents, servants, employees, attorneys, affiliates and partners and all other persons acting in concert with them or on their behalf, directly and indirectly, from:

               (a) acquiring or attempting to acquire any shares of Grow stock;

               (b) soliciting or arranging for the solicitation of orders to sell any shares of Grow stock;

               (c) making or continuing or attempting to make any tender offer or request or invitation for tenders of any shares of Grow stock, including pursuant to the purported tender offer commenced by defendant on May 4, 1995;

               (d) making or disseminating any false or misleading statements in connection with ICI's purported tender offer;

          (2) an order that defendants make appropriate disclosures to correct all of the false and misleading statements and omissions made in their public filings and otherwise concerning Sherwin-Williams and its bid for control of Grow, and concerning ICI's

Tender Offer for Grow, and thereafter prohibiting ICI from purchasing or making any tender offer for shares of Grow for an appropriate period to allow full dissemination of such disclosures to the marketplace and to Grow's shareholders;

          (3) enjoining defendant Grow, its officers, agents, servants, employees, attorneys, affiliates, partners and all other persons acting in concert with them, from taking any steps to assist or facilitate the completion of the tender offer for Grow by GDEN or ICI; and

          (4) any other and further relief as this Court may deem just and proper, including costs, disbursements and reasonable attorney's fees.

Dated:  May 8, 1995
      Cleveland, Ohio

                                    Respectfully submitted,



                                    By:__________________________
                                           Hugh E. McKay

                                    PORTER, WRIGHT, MORRIS & ARTHUR
                                    925 Euclid Avenue
                                    Cleveland, Ohio 44115
                                    (216) 443-9000

                                    James N. Benedict
                                    Martin L. Seidel
                                    Christopher J. O'Rourke
                                    ROGERS & WELLS
                                    200 Park Avenue
                                    New York, New York 10166
                                    (212) 878-8000

                                    Attorneys for Plaintiff
                                    The Sherwin-Williams Company